UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F         ☐ Form 40-F

EXPLANATORY NOTE

On February 9, 2026, Psyence Biomedical Ltd. (the “Company”) entered into a Settlement Agreement (the “Settlement Agreement”) with KAOS Capital Ltd. (“KAOS”) and Adam Arviv (“Arviv,” and together with KAOS, collectively, the “KAOS Group”) to resolve a direct shareholder claim and related litigation commenced by the KAOS Group in the Ontario Superior Court of Justice.

Under the terms of the Settlement Agreement, the Company agreed to pay KAOS an aggregate amount of $1,500,000 USD in full and final settlement of all claims between the parties, and KAOS agreed to, among other terms, sell all of its 50,220 shares of common stock of the Company to a third party designated by the Company, at a price of $5.00 USD per share (the “Settlement”).

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

A copy of the press release announcing the Settlement is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Settlement Agreement, dated February 9, 2026, by and among KAOS Capital Ltd., Adam Arviv, and Psyence Biomedical Ltd.
99.1*	Press Release, dated February 11, 2026.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2026

Psyence Biomedical Ltd.

By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title:	Chief Executive Officer and Director

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